Exhibit 99.51
News Release
FOR IMMEDIATE RELEASE
Attention Business/Financial Editors and Analysts
Notice of Conference Call: Theratechnologies Announces a Partnership Agreement
Montréal, Canada — February 2, 2011 — Theratechnologies (TSX:TH) advises of an upcoming conference call and webcast to discuss the signing of a partnership agreement for tesamorelin. The call will be moderated by Dr. Andrea Gilpin, Vice President, IR & Communications, at Theratechnologies. Mr. John-Michel T. Huss, President and CEO, will lead the call and Mr. Luc Tanguay, Senior Executive Vice President and Chief Financial Officer, will also be participating.
The conference call will take place tomorrow, Thursday, February 3, at 8:30 a.m. (Eastern Standard Time). Prior to the call, a press release will be issued at approximately 8:00 a.m.
February 3, 2011 Conference Call and Webcast
For the conference call, interested participants are asked to dial the following numbers:
1-416-981-9017 or 1-800-738-1032 (toll free). Please call five minutes prior to the conference in order to ensure your participation. You can access the webcast at the following links: http://www.gowebcasting.com/2192 and www.theratech.com.
A replay of the conference call will be available from February 3, 2011 at 10:30 a.m. to February 17, 2011 at 11:59 p.m. at the following number: 416-626-4100, pass code 21510203 or 1-800-558-5253, code 21510203 #. The webcast will be posted for 15 days at the following links: http://www.gowebcasting.com/2192 and www.theratech.com.
About Theratechnologies
Theratechnologies (TSX:TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides. The Company targets unmet medical needs in specialty markets where its commercialization strategy is to retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, an analogue of the human growth hormone releasing factor, was recently approved by the U.S. Food and Drug Administration as the only treatment for excess abdominal fat in HIV-infected patients with lipodystrophy. Tesamorelin is being exclusively commercialized in the U.S. by EMD Serono under the brand name EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Theratechnologies granted the exclusive distribution rights to tesamorelin in Latin America, Africa and the Middle East to sanofi-aventis for the treatment of excess abdominal fat in HIV-infected patient with lipodystrophy.
Contact:
Andrea Gilpin
VP, IR & Communications
Theratechnologies Inc.
514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2A4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com